UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 7)

Genomic Health, Inc
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37244C101
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

SCHEDULE 13D

CUSIP No. 37244C101	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,250
	8	SHARED VOTING POWER 6,812,402
	9	SOLE DISPOSITIVE POWER 41,250
	10	SHARED DISPOSITIVE POWER 6,812,402
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,853,652
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 8 Pages

SCHEDULE 13D

CUSIP No. 37244C101	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,812,402
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,812,402
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,812,402
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14		TYPE OF REPORTING PERSON (See Instructions) IN
Page 3 of 8 Pages

This Amendment No. 7 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended.  Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5.	Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon exercise of Options as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 28,823,369 shares outstanding, as reported on the company’s SEC Form 10Q filed on August 9, 2010. Such percentage figures are calculated on the basis that the Options owned by the Reporting Persons are deemed exercised for shares of Common Stock but other outstanding Options are not deemed exercised.

Name	Number of Shares	Percent of Class Outstanding
Baker Bros. Investments, L.P.	173,897	0.6%
Baker Bros. Investments II, L.P.	20,287	0.1%
667, L.P.	1,253,653	4.3%
Baker Brothers Life Sciences, L.P.	4,864,263	16.8%
14159, L.P.	132,244	0.5%
FBB Associates	173,897	0.6%
Baker/Tisch Investments, L.P.	194,161	0.7%
Julian C. Baker	41,250	0.1%

Total	6,853,652	23.7%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.  Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of shares owned by FBB Associates and may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of those shares.

Julian C. Baker is a Director of the Company.

The following transactions in Common Stock were effected by the entities noted below since the date of Amendment No. 6. None of the reporting Persons has effected any other transactions in Common Stock during this period.

Page 4 of 8 Pages

Name	Date	Number of
		Shares	Transaction	Price / Share

Baker Brothers Life Sciences, L.P.	8/16/2010	13,721	Purchase	15
14159, L.P.	8/16/2010	379	Purchase	15
Baker Brothers Life Sciences, L.P.	8/16/2010	3,621	Purchase	14.9300
14159, L.P.	8/16/2010	100	Purchase	14.9300
Baker Brothers Life Sciences, L.P.	8/18/2010	1,845	Purchase	15.0000
14159, L.P.	8/18/2010	51	Purchase	15.0000
Baker Brothers Life Sciences, L.P.	8/19/2010	43,005	Purchase	14.6461
14159, L.P.	8/19/2010	1,187	Purchase	14.6461
Baker Brothers Life Sciences, L.P.	8/19/2010	12,300	Purchase	14.5640
14159, L.P.	8/19/2010	340	Purchase	14.5640
Baker Brothers Life Sciences, L.P.	8/20/2010	7,299	Purchase	14.5260
14159, L.P.	8/20/2010	201	Purchase	14.5260
Baker Brothers Life Sciences, L.P.	8/20/2010	19,973	Purchase	14.5121
14159, L.P.	8/20/2010	551	Purchase	14.5121
Baker Brothers Life Sciences, L.P.	8/23/2010	43,494	Purchase	14.4313
14159, L.P.	8/23/2010	1,201	Purchase	14.4313
Baker Brothers Life Sciences, L.P.	8/23/2010	24,398	Purchase	14.4616
14159, L.P.	8/23/2010	673	Purchase	14.4616
Baker Brothers Life Sciences, L.P.	8/26/2010	15,775	Purchase	14.2423
14159, L.P.	8/26/2010	435	Purchase	14.2423
Baker Brothers Life Sciences, L.P.	8/26/2010	24,328	Purchase	14.2424
14159, L.P.	8/26/2010	672	Purchase	14.2424
Baker Brothers Life Sciences, L.P.	8/27/2010	36,671	Purchase	14.4227
14159, L.P.	8/27/2010	1,012	Purchase	14.4227
Baker Brothers Life Sciences, L.P.	8/27/2010	890	Purchase	14.1657
14159, L.P.	8/27/2010	25	Purchase	14.1657
Baker Brothers Life Sciences, L.P.	8/30/2010	35,009	Purchase	14.4502
14159, L.P.	8/30/2010	966	Purchase	14.4502
Baker Brothers Life Sciences, L.P.	8/30/2010	11,038	Purchase	14.4352
14159, L.P.	8/30/2010	305	Purchase	14.4352

Page 5 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as reported herein, neither of the Reporting Persons has any express contracts, arrangements or understandings with any other Reporting Person with respect to the securities of the Company.  Except as set forth in Item 7 below, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with the Company.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.	Agreement regarding the joint filing of this statement.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2010

                By:  /s/ Julian C. Baker
                        Julian C. Baker

                By:  /s/ Felix J. Baker
                       Felix J. Baker

Page 7 of 8 Pages

EXHIBIT 1

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock, $0.0001 par value, of Genomic Health, Inc. is being filed with the Securities and Exchange Commission on behalf of each of them.

August 30, 2010

                By:  /s/ Julian C. Baker
                        Julian C. Baker

                By:  /s/ Felix J. Baker
                       Felix J. Baker

Page 8 of 8 Pages